Memorandum of Changes

Advisors Disciplined Trust 1921

The Prospectus and the Trust Agreement filed with this Amendment to the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Trust Agreement and the deposit of Securities on February 7, 2019 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS
Cover Page	The date of the prospectus has been completed.
Investment Summary	The “Fee Table” and “Summary of Essential Information” have been completed.
Investment Summary	The “Portfolio” and notes thereto have been completed.
Understanding Your Investment	The “Report of Independent Registered Public Accounting Firm” and the “Statement of Financial Condition” have been completed.
Back Cover	The date of the prospectus and file number have been completed.

THE TRUST AGREEMENT

The Trust Agreement has been conformed to reflect the execution thereof.

Chapman and Cutler LLP

February 7, 2019